UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-3577
CUSIP Number: 64828T201

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rithm Capital Corp.
Full Name of Registrant

N/A
Former Name if Applicable

799 Broadway
Address of Principal Executive Office (Street and Number)

New York, NY 10003
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Rithm Capital Corp. (“Rithm Capital” or the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

As previously disclosed, the Audit Committee of the Board of Directors of the Company, based on the recommendation of management, after discussion with Ernst & Young LLP , the Company’s independent registered public accounting firm, concluded that (i) the Company’s previously issued audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 included in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2023 and 2022 and (ii) the Company’s unaudited consolidated financial statements as of and for each of the quarters within 2023 and 2022, as well as the quarter ended March 31, 2024 included in the Company’s Quarterly Reports on Form 10-Q for such periods (collectively, the “Affected Periods”), including any related earnings releases, press releases, shareholder communications, investor presentations or other communications describing relevant portions of the financial statements for the Affected Periods, should no longer be relied on.

The Company  has since restated its consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, as well as related unaudited consolidated financial statements as of and for each of the quarters within 2023 and 2022, and included them in an amendment to its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K/A”). In addition, the Company has restated its unaudited consolidated financial statements as of and for the period ended March 31, 2024 and included them in an amendment to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024 (the “Form 10-Q/A”). The Company concurrently filed the Form 10-K/A, the Form 10-Q/A and  the Form 10-Q with the SEC on the date hereof.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nicola Santoro, Jr.	212	850-7770
(Name)	(Area) Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s unaudited earnings results for the period ended June 30, 2024 are included in the Form 10-Q filed with the SEC on the date hereof.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this document constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts. They represent management’s current expectations regarding future events and are subject to a number of trends and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those described in the forward-looking statements. Accordingly, you should not place undue reliance on any forward-looking statements contained herein. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the sections entitled “Cautionary Statement Regarding Forward Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s most recent annual and quarterly reports and other filings filed with the U.S. Securities and Exchange Commission, which are available on the Company’s website (www.rithmcap.com). New risks and uncertainties emerge from time to time, and it is not possible for Rithm Capital to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Forward-looking statements contained herein speak only as of the date of this document, and Rithm Capital expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Rithm Capital's expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

RITHM CAPITAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Nicola Santoro, Jr.
Nicole Santoro, Jr.
Date:	August 12, 2024		Chief Financial Officer and Chief Accounting Officer